Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Net income attributable to common shareholders	$9,599	$504,309	$462,141	$450,274	$421,219	$424,969
Income taxes	2,106	269,168	245,842	245,841	237,360	245,095
Fixed charges	58,386	222,667	210,776	199,458	204,198	202,457
Total earnings	$70,091	$996,144	$918,759	$895,573	$862,777	$872,521
Fixed Charges:
Interest charges	$56,158	$214,163	$202,571	$192,292	$197,287	$198,662
Estimated interest portion of annual rents	2,228	8,504	8,205	7,166	6,911	3,795
Total fixed charges	$58,386	$222,667	$210,776	$199,458	$204,198	$202,457
Ratio of Earnings to Fixed Charges (rounded down)	1.20	4.47	4.35	4.49	4.22	4.30